Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills Sarikaya Tepe Discovery Hole With an Oxide Intercept of 14.2
Meters Averaging 4.61 g/t Gold at the Akarca JV Project, Turkey

Vancouver, British Columbia, September 1, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce drill results from the Akarca gold-silver project in northwestern Turkey. These results provide drill confirmation of the Sarikaya Tepe discovery with a near surface intercept of 14.2 meters averaging 4.61g/t gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 g/t gold and 16.08 g/t silver. Sarikaya Tepe, along with the Percem and Arap Tepe prospects, is the third recent discovery the Company has now confirmed with drilling. These three prospects are outside of the Central Target area, which had been the focus of previous exploration programs. Further, there is additional upside exploration potential from a number of priority targets that have yet to be drill tested.

Akarca’s district scale exploration potential is characterized by multiple prospects and recent discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Gold-silver mineralization is hosted within broad structural corridors, occurring as high grade veins and as lower grade, bulk tonnage zones. EMX is exploring the Akarca property in a joint venture with a wholly owned subsidiary of Centerra Gold Inc. Please see the attached map and www.eurasianminerals.com for more information.

Sarikaya Tepe Prospect. Sarikaya Tepe, located west of the Central Target area, is a 2010 EMX discovery originally characterized as a broad 500 by 75 meter zone of surface exposed quartz veining and silicification coincident with a steep north-northwest topographic high. Surface channel sample results include 1.8 meters averaging 54.7 g/t gold and 28.0 g/t silver, and 11% of this year’s samples assayed greater than 1 g/t gold. An IP-resistivity survey conducted earlier in 2011 extended the projection of the zone a further 200 meters to the north, yielding a total strike length of 700 meters.

Three core holes at Sarikaya Tepe, totaling 421.4 meters, delineated approximately 200 meters of strike length at a drill spacing of 75-100 meters. In addition to the thick intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver. The deeper, un-oxidized Sarikaya Tepe intercepts are consistently enriched in both gold and silver, and as a result, the table of drill intercepts below also reports gold equivalent values.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
AKC-57	23.1	81.0	57.9	0.63	8.77	0.79	Sarikaya Tepe. Zone occurs as unoxidized (1-2% sulfides) mineralization hosted in conglomerates and sandstones. True thickness interpreted at 65-85% of reported interval.
including	56.1	69.0	12.9	1.02	21.03	1.40
AKC-58	50.8	109.1	58.3	1.35	13.93	1.60	Sarikaya Tepe. Zone occurs as unoxidized (1-2% sulfides) mineralization in conglomerates, sandstones & hydrothermal breccias. True thickness interpreted at 65-85% of reported interval.
including	58.7	70.1	11.4	4.90	45.75	5.74
AKC-59	8.0	22.2	14.2	4.61	2.22	4.65

Sarikaya Tepe. Upper zone (8-22m) occurs as oxide mineralization, and lower zone (53.9-121.8m) as a combination of oxide and unoxidized (<1-1% sulfides) mineralization in conglomerates & sandstones. True thickness interpreted at 60-80% of reported interval.

including	14.9	20.7	5.8	10.00	4.16	10.08
	53.9	121.8	67.9	1.35	16.08	1.64
including	53.90	71.9	18.0	2.86	32.97	3.46
including	109.80	111.8	2.0	9.56	64.70	10.74

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that Au and Ag recoveries are equal.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
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Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. In addition to the new Sarikaya Tepe results, this year’s nineteen hole, 2,600 meter core drilling campaign expanded and confirmed gold-silver zones within the Central Target area, as well as elsewhere on the property.

  The Fula Tepe prospect occurs in the 2.1 by 2.2 kilometer Central Target area, along with the Kucukhugla and Hugla Tepe zones. Three holes drilled this year broadened the zone 60 meters to the north, and together with previous drilling delineate a 350 by 140 meter oxide gold-silver zone within an overall 900 by 200 meter target corridor of mapped veins and IP-resistivity anomalies. Drill intercepts from 2011 include 15.4 meters (10m true width) averaging 1.96 g/t gold and 15.95 g/t silver.

  Three new holes at the Central Target area’s Kucukhugla Tepe prospect filled in the zone along strike at 25 to 50 meter spacing, and combined with previous drilling, define a broad, 100 meter wide corridor of oxide gold-silver mineralization. Gold-silver mineralization was intersected starting at the surface in all three of this year's holes. Drill intercepts include 36.5 meters (24-31m true width) averaging 0.51 g/t gold and 45.76 g/t silver, with a higher grade sub-interval of 2 meters averaging 1.99 g/t gold and 536.62 g/t silver.

  Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. This year's program followed-up on encouraging 2010 drill results from Zone A that included 50.4 meters averaging 3.39 g/t gold, as well as initial drill tests of other targets in the area. The intercepts from 2011 include 55 meters (43m true width) averaging 0.67 g/t gold and 2.44 g/t silver.

  The Percem Tepe prospect is a 2010 EMX discovery initially delineated as an 800-meter long trend of oxide gold-silver mineralization from surface exposed gold-silver zones of silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. The 2011 drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other along a northeast trend of veining and surface sampled gold-silver mineralization. Drill intercepts include 102.2 meters (43m true width) averaging 0.57 g/t gold and 5.50 g/t silver.

Akarca’s multiple gold-silver zones and exploration targets occur within a district-scale mineralized system, and have undergone only limited exploration to this point. Surface exploration work and drilling have delineated zones of high-grade, structurally focused mineralization within lower grade, bulk tonnage-type targets. New discoveries are being made across the property, and multiple mineralized zones are currently being expanded and advanced towards resource definition.

Akarca is covered along with the Elmali property by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5,000,000 in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1,000,000. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5,000,000 over two years. The JV agreement is currently in its third year.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

EURASIAN MINERALS INC.
SARIKAYA TEPE
AKARCA PROJECT, TURKEY
IP anomaly extends 200m to NW
Sarikaya Tepe
Akacra Central
Percem Tepe
Arap Tepe
2 Km
AKC-59: 67.9m @ 1.35 g/t Au, 16.08 g/t Ag
AKC-59: 14.2m @ 4.61 g/t Au, 2.22 g/t Ag
AKC-59
AKC-58: 58.3m @1.35 g/t Au,13.93 g/t Ag
AKC-58
AKC-57: 57.9m @ 0.63 g/t Au, 8.77 g/t Ag
AKC-57
250m
200m
Eurasian Minerals Inc.
WWW.EURASIANMINERALS.COM
Core Holes
Rock Samples
Au (ppm)
> 5.00
1.00 - 5.00
0.500 - 1.00
< 0.500
Limestone
Conglomerate
Mod-Silicification Conglomerate
Str-Silicification Conglomerate
Quartz Vein
IP Vein Targets
contour interval (10m)
N
W
E
S
0
25
50
100
Meters
August 2011

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com